PRIMERO MINING CORP.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

Item 1.          Identity of Company

1.1                 Name and Address of Company
                       Primero Mining Corp.
                       1500 – 885 West Georgia Street
                       Vancouver, British Columbia
                       V6C 3E8 Canada

1.2                 Executive Officer

                       Joseph F. Conway
                       President and Chief Executive Officer
                       Telephone: (604) 895-7450

Item 2.           Details of Acquisition

2.1                 Nature of Business Acquired

Primero Mining Corp. (“Primero” or the “Company”) is a growth oriented gold producer, focused on building a portfolio of high quality, low cost precious metal assets in the Americas.

On August 6, 2010, Primero (formerly “Mala Noche Resources Corp.”) completed the acquisition (the “Acquisition”) of the San Dimas mines, mill and related assets (the “San Dimas Assets”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”), each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”), pursuant to the terms of an Asset Purchase Agreement and a Share Purchase Agreement, each dated July 29, 2010. The San Dimas mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states (together, the “San Dimas Mines”). Prior to the completion of the Acquisition, the Company held an option from an affiliate of Goldcorp to acquire a 70% interest in the Ventanas exploration property, which was the Company’s principal exploration property prior to the Acquisition. As part of the Acquisition, the Company will be acquiring all rights to the Ventanas exploration property.

The San Dimas Mines are located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is seven kilometres west of Tayoltita.

Prior to completion of the Acquisition, Silver Trading (Barbados) Ltd. (“Silver Trading”), a subsidiary of GSBL, had an agreement to sell an amount of refined silver equal to the payable silver produced from the San Dimas Mines to Silver Wheaton (Caymans) Ltd. (“SW Caymans”), a subsidiary of Silver Wheaton Corp. (“Silver Wheaton”) pursuant to a Restated Silver Purchase Agreement dated March 30, 2006, as amended (the “Original Silver Purchase Agreement”). The

Company has also acquired from GSBL all shares of Silver Trading. The Original Silver Purchase Agreement, which was amended and restated as part of the Acquisition (referred to as the “Amended and Restated Silver Purchase Agreement”), entitles SW Caymans to purchase an amount of refined silver equal to the payable silver produced from the San Dimas Mines. In consideration for up-front payments comprised of cash and shares of Silver Wheaton previously paid to Silver Trading by SW Caymans, Silver Trading agreed that the price of refined silver would be at the lesser of a fixed price and the prevailing market price. Prior to the Acquisition, the fixed price was substantially below the prevailing market price for silver. See “Acquisition of the San Dimas Mines – Mala Noche After the Acquisition – Silver Purchase Agreements” in the Prospectus (as defined below) for further information on the Amended and Restated Silver Purchase Agreement.

Under the Original Silver Purchase Agreement, the consent of SW Caymans was required in connection with any sale of the San Dimas Assets. Primero entered into a consent agreement dated June 1, 2010 with Silver Wheaton, Goldcorp and certain of their respective subsidiaries under which Silver Wheaton and SW Caymans provided their consent to the Acquisition.

As a result of the closing of the Acquisition, DMSL acquired 36% of Primero’s then outstanding shares (potentially increasing if the convertible promissory note is converted by the holder into common shares of the Company). Consequently, a new control person of the Company was created upon closing of the Acquisition. In accordance with TSX Venture Exchange policies, prior to closing of the Acquisition the shareholders of Primero approved the creation of a new control person of the Company.

The purchase price for the Acquisition is discussed herein under Section 2.3 – Consideration. Copies of the Asset Purchase Agreement, the Share Purchase Agreement, the Amended and Restated Silver Purchase Agreement and the Participation Agreement (as defined below), as well as an Indemnity Agreement related to obligations provided in connection with the Amended and Restated Silver Purchase Agreement (as described in the Prospectus under “Acquisition of the San Dimas Mines – Mala Noche After the Acquisition – Silver Purchase Agreements”), a VAT Indemnity Agreement in respect of an indemnity provided to Goldcorp by Primero in connection with a loan to Primero arranged by DMSL and GSBL to cover the Mexican value added tax and land transfer taxes payable by Primero in connection with the Acquisition (as described in the Prospectus under “Acquisition of the San Dimas Mines – Material Terms of the Letter Agreement – VAT Loan”), the Promissory Note and the Convertible Promissory Note (each as referred to below) have been filed on SEDAR under the Company’s profile.

On August 19, 2010, the Company’s common shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol “P”, and the Company’s common share purchase warrants commenced trading on the TSX under the symbol “P.WT”.

Further particulars of the Acquisition can be found in the Company’s final short form prospectus dated July 9, 2010 (the “Prospectus”), and in the Company’s news release dated August 6, 2010, copies of which have been filed on SEDAR under the Company’s profile.

2.2                  Date of Acquisition

The Company completed the Acquisition on August 6, 2010.

2.3                  Consideration

Primero purchased the San Dimas Assets for an aggregate purchase price of US$510 million (the “Purchase Price”) and assumed all liabilities associated with the San Dimas Mines, including environmental and labour liabilities. The Purchase Price was paid as to (a) US$216 million in cash, (b) US$184 million in common shares of the Company (equal to 31,151,200 common shares) (the “Acquisition Shares”), (c) US$50 million by way of a promissory note payable over a term of five years (the “Promissory Note”), and (d) a US$60 million principal amount convertible promissory note with a term of one year, subject to extension by one additional year in certain circumstances (the “Convertible Promissory Note”).

The principal amount of the Promissory Note bears interest at a rate of 6% per annum until fully repaid, which interest will be payable annually on December 31 of each year commencing on December 31, 2011. The principal will be repaid in equal annual instalments of US$5 million during each of the four years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that if the “free cash flow” from the San Dimas Assets exceeds US$40 million in any year, then 50% of such excess will be used to repay the Promissory Note. The Promissory Note and the Convertible Promissory Note are secured by the San Dimas Assets acquired and by a guarantee by Primero.

The Convertible Promissory Note carries an annual interest rate of 3%, is convertible into common shares of the Company (a) at the option of the holder at any time prior to the maturity date at a price of $6.00 per share, and (b) at the option of Primero on the maturity date at a price equal to 90% of the volume weighted average trading price of the common shares of the Company for the five trading days ending on the maturity date, subject to receipt of shareholder approval and subject to the ability of the holder to extend the term of the note by one year if Primero exercises its option to convert at the maturity date.

Under the terms of the Convertible Promissory Note, while the Convertible Promissory Note is outstanding, the Company is required to apply the proceeds from any exercises of the warrants issued upon conversion of the subscription receipts, and any further public or private equity offering of securities of the Company, to the repayment of the Convertible Promissory Note.

Pursuant to the terms of the Promissory Note and the Convertible Promissory Note, the Company is also required to maintain, on a consolidated basis, (i) a Tangible Net Worth (as defined in the Promissory Note and the Convertible Promissory Note) of at least US$400 million, and (ii) commencing at the end of the first quarter following the first anniversary date of completion of the Acquisition, Free Cash Flow (as defined in the Promissory Note and the Convertible Promissory Note) of at least US$10 million calculated on a rolling four quarter basis.

To fund the cash portion of the Purchase Price, on July 20, 2010 the Company completed an offering of 50,000,000 subscription receipts at an offering price of $6.00 per subscription receipt (the “Offering Price”) for gross proceeds of $300 million (the “Offering”). Immediately before the completion of the Acquisition, the Company consolidated its common shares on the basis of one new common share for every 20 pre-consolidation common shares. Upon closing of the Acquisition, each subscription receipt was automatically converted into one post-consolidation common share of the Company and 0.4 of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional post-consolidation common share at a price of $8.00 per share until July 20, 2015.

Further particulars of the terms of the Offering can be found in the Prospectus and in the Company’s news release dated July 20, 2010, copies of which have been filed on SEDAR under the Company’s profile.

2.4                  Effect on Financial Position

Except as disclosed in this business acquisition report and the Prospectus, the Company does not have any current plans for material changes in its business affairs or the activities of the San Dimas Mines which may have a significant effect on the results of operations and financial position of the Company.

For details on the pro forma effect of the Acquisition on Primero, see Item 3.

2.5                  Prior Valuations

There were no valuation opinions obtained by the Company with respect to the San Dimas Assets or the Acquisition.

2.6                  Parties to the Transaction

The Acquisition was not with an informed person, associate or affiliate of the Company.

As a result of the closing of the Acquisition, DMSL acquired 36% of Primero’s then outstanding shares (potentially increasing if the convertible promissory note is converted by the holder into common shares of the Company). Pursuant to the terms of a participation agreement (the “Participation Agreement”) dated August 6, 2010 between the Company and DMSL, and subject to certain exceptions, including transfers to affiliates, DMSL has agreed not to sell the Acquisition Shares for a period of three years following closing of the Acquisition (i.e., until August 6, 2013). In addition, the Participation Agreement provides DMSL with rights to participate in future equity financings of the Company in order to maintain its percentage interest in the Company. See “Acquisition of the San Dimas Mines – Mala Noche After the Acquisition – Participation Agreement” in the Prospectus for further information on the Participation Agreement.

2.7                  Date of Report

September 24, 2010.

Item 3.            Financial Statements

The financial statements required to be included in this business acquisition report are included in the Prospectus (beginning on page F-1), which is available on SEDAR under the Company’s profile. The following financial statements included in the Prospectus are expressly incorporated by reference into and form an integral part of this business acquisition report:

  audited carve out combined balance sheets of the San Dimas Assets as at December 31, 2009 and 2008 and carve out combined statements of operations and net investment and cash flows for each of the three years in the period ended December 31, 2009, together with the report of the auditors thereon and the notes thereto;

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Primero has not requested nor obtained the consent of Deloitte & Touche LLP (“Deloitte”), Chartered Accountants of Vancouver, Canada to incorporate by reference its auditors’ report dated June 2, 2010, except as to Note 1 which is as of July 7, 2010 (the “Auditors’ Report”), on the carve out combined financial statements of the San Dimas Assets as at and for the three year period ended December 31, 2009. However, Deloitte did provide a written consent to include the Auditors’ Report in the Prospectus;

  unaudited interim carve out combined balance sheets of the San Dimas Assets as at March 31, 2010 and December 31, 2009 and carve out combined statements of operations and net investment and cash flows for the three months ended March 31, 2010 and 2009, together with the notes thereto; and

  unaudited pro forma consolidated financial statements of Primero after giving effect to the acquisition of the San Dimas Assets, including a pro forma consolidated balance sheet as at March 31, 2010 and pro forma consolidated statements of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009, together with the notes thereto.